

January 20, 2010

VIA U.S. MAIL AND FACSIMILE

Keith E. Grindstaff, Esq.
8525 East Orchard Road
Greenwood Village, CO 80111

Re: Great-West Life & Annuity Insurance Company ("Great-West" or
"Company"); SecureFoundation Group Fixed Deferred Annuity Certificate
Initial Registration Statement filed on Form S-1
File No. 333-163244

Dear Mr. Grindstaff:

The staff reviewed the above-referenced initial registration statement, which the Commission received on November 20, 2009. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff.

I. PROSPECTUS

A.   General

1.   As the terms of the certificate allow for it to be terminable under a number of circumstances, please reconsider the use of the word "guarantee" in association with any descriptions of benefits payable.

2.   Please disclose near the beginning of the prospectus who should, and who should not, consider purchasing the Certificate.

B.   Summary (pages 1-4):

1.   **What is the Certificate?**: Please clarify the disclosure that the guaranteed income provided by the Certificate is based on the "age and life of the Covered Person." Is it based on the age of the Covered Person at the time the first Installment is elected?

2.   **How much will your Certificate cost?**

  a.   Please disclose how the Covered Fund Value relates to the benefit for which the Guarantee Benefit Fee covers. At the time the Guarantee Benefit Fee is calculated, is the Benefit Base equal to the Covered Fund Value?

  b.   If the Covered Fund Value will change based on a change in Benefit Base due to annual ratchets, please disclose.

  c.   Please disclose the guaranteed maximum Guarantee Benefit Fee prior to disclosing current charge of 0.90%.

  d.   The disclosure states that the Company may change this fee at any time within the minimum and maximum range described below up on thirty days written notice. Please describe the circumstances that will cause the Company to raise or lower the fee.

3.   **Can you cancel your certificate?**: The disclosure that follows this heading is not consistent with the topic therein suggested.

4.   **How does your Certificate work?**

  a.   Disclose whether required minimum distributions under the Internal Revenue Code may be treated as excess withdrawals.

  b.   Please clarify the disclosure at the top of page 4 to state, if applicable, that the GAW Percentage is determined by the age of the Covered Person(s) at the time the first Installment is taken.

5.   **How do you purchase a Certificate?**: The disclosure states that a Certificate cannot be purchased until the first business day of the year that is ten years prior to the date in the name of the fund. Given that disclosure, please explain which funds are available as designated investment options.

C.   **Risk Factors** (pages 5-7)

1.   The next to the last bullet on the page states, "If you change the provider of your IRA, you may never receive a benefit from the Certificate." Because this is a group contract, is it possible for the participant to change the IRA provider? Please clarify the disclosure.

2.   In light of the discussions of IRA termination on pages 6 and 27, please explain what is meant by termination of the IRA. How does this differ from termination of the group contract?

D.   **IRA Rollovers** (page 10): Please disclose how the Guarantee Benefit Fee will be assessed for IRA Rollovers where the Benefit Base after the rollover is equal to the Benefit Base under the prior plan. Will the fee still be a percentage of Covered Fund Value?

E.   **The Accumulation Phase** (pages 10-13): The Example of Ratchet Date Adjustments during the Accumulation Period is confusing. Is not the calculation of the benefit base based on the value of one's investment in the Covered Funds (which is a function of the funds' net asset value) at the end of the period rather than the payment of dividends and capital gains to a stable base? Please revise or explain better at how the assumed Covered Fund Values are arrived.

F.   **The GAW Phase** (pages 13-19):

1.   Consider disclosing that while you should wait until on or after a Withdrawal Year to begin making withdrawals, the longer you wait after such date to start making withdrawals from your account, the less likely you will be to benefit from your guarantee because of decreasing life expectancy.

2.   Please explain what it means to have a distributable event under the IRA and the Code, as disclosed on page 13.

3.   In the Numerical Example of GAW calculation on page 15 , please explain the basis for the Adjusted Benefit Base at Initial Installment Date reflected in the examples.

G.   **Guarantee Benefit Fee** (p. 22-23)

1.   Clarify that the Owner is responsible for submitting the fee and that it is not deducted and/or collected by the Company. Consequently, consider adding as a risk factor termination of the Certificate resulting from failure on the part of the Owner to pay the fee.

2.   Please explain why the Covered Fund Value is different from the Benefit Base in the example. In addition, is it possible for the Covered Fund Value on which the fee is based to exceed the Benefit Base? If so, please provide an example illustrating those circumstances.

3.   The disclosure states that the Certificate will terminate as of the date the fee is due if you do not receive the Guarantee Benefit Fee. Please make this disclosure **in bold** near the beginning of the prospectus.

H.   **Termination of the Group Contract** (pages 26-27)

    1.   In addition to disclosing that fees associated with any new GLWB feature will likely differ from the Guarantee Benefit Fee, please disclose that expenses for an alternative product may be greater than that for the Certificate.

    2.   The disclosure states that in the event the Group Contract Owner Terminates the Group Contract, an Owner may elect to transfer the Covered Fund Value to another investment vehicle. Is an annuity contract a suitable product to be used in connection with the Certificate?

    3.   Please explain to the staff how many notices will be provided before a Certificate is terminated.

I.   **Sales of the Certificates** (page 32)

    1.   Please disclose briefly the nature of the obligation of the underwriter to take the securities as required by Item 508(a) of Regulation S-K per Item 8 of Form S-1. Also, please describe the plan of distribution and the terms of any agreement, arrangement, or understanding entered into with broker(s) or dealer(s) prior to the effective date of the registration statement. Item 508(c)(2) of Regulation S-K.

    2.   The disclosure notes that the GWFS Equities may be eligible for non-cash compensation programs offered by GWFS Equities or an affiliated company. Please clarify the circumstances under which such "non-cash" compensation may be awarded and whether conferences, trips, prizes and awards are an exhaustive list of such.

II. **PART II**

A.   **Financial Schedules**: Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(e) of Form S-1.

B.   **Financial Statements, Exhibits, and Certain Other Information**: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

C.   **Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

***

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

   Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

   If you have any questions, you are welcome to call me at (202) 551-6763. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

         Sincerely,

         Patrick Scott
         Senior Counsel
         Office of Insurance Products